Exhibit 99.1

AMENDED AND RESTATED NET PROFIT INTERESTS AGREEMENT

MADE EFFECTIVE AS OF SEPTEMBER 2, 2003

BAYTEX ENERGY LTD.

AND

BAYTEX ENERGY TRUST

Article 8 POOLING, UNITIZATION, SURRENDER AND ABANDONMENT		15
8.1	Pooling and Unitization	15
8.2	Surrender	15
8.3	Abandonment	15

Article 9 ASSIGNMENT		16
9.1	Consent to Assign Agreement	16
9.2	Multiple NPI Holders	16
9.3	Grant of Security	16
9.4	Dispositions Subject to This Agreement	16

Article 10 TERM OF AGREEMENT		16
10.1	Term	16

Article 11 DISPOSITIONS
11.1	Dispositions of Tangibles and Miscellaneous Interests	18
11.2	Dispositions of Petroleum and Natural Gas Rights	18
11.3	Disposition of NPI	18
11.4	Proceeds of a Disposition	18
11.5	Farmouts	18
11.6	Redemption, Surrender, Merger, Transfer or Sale of the NPI only by the Grantor	18

Article 12 NOTICES AND PAYMENTS		18
12.1	Addresses for Service and Payments	18
12.2	Giving and Deemed Receipt of Notices	19
12.3	Addresses	19
12.4	Change of Address	19

Article 13 MISCELLANEOUS		20
13.1	Enurement	20
13.2	Waivers in Writing	20
13.3	Time of Essence	20
13.4	No Partnership	20
13.5	Severability	20
13.6	Amendments	20
13.7	Amendment and Restatement	20

Article 14 CONCERNING THE TRUST		20
14.1	Acknowledgment	20

ii

AMENDED AND RESTATED NET PROFIT INTERESTS AGREEMENT

This Agreement made effective as of the 2nd day of September, 2003

AMONG:

BAYTEX ENERGY LTD., a body corporate amalgamated pursuant to the laws of the Province of Alberta (the "Grantor")

- and -

BAYTEX ENERGY TRUST, a trust formed pursuant to the laws of the Province of Alberta (the "NPI Holder")

WHEREAS the Grantor desires to grant the NPI to the NPI Holder;

NOW THEREFORE, in consideration of the covenants hereinafter set forth, the Parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this agreement, the following words and phrases shall have the meanings ascribed thereto:

(a)	"Acquisition" means an acquisition by the Grantor of Petroleum and Natural Gas Rights and related Tangibles and Miscellaneous Interests, or any interest in all or a portion thereof;

(b)
"Acquisition Costs" means the costs and expenses incurred by the Grantor in making an Acquisition including, without limitation, the purchase price paid, fees and commissions, registration and due diligence costs and consultant fees and expenses (including legal, land and engineering costs) and including costs and expenses associated with unsuccessful Acquisitions;

(c)	"Affiliate" means any person or entity which controls or is directly or indirectly controlled by or under the common control with such person or entity;

(d)
"ARTC" means credits or rebates in respect of Crown Royalties which are paid or credited by the Crown, including those paid or credited under the Alberta Corporate Tax Act which are commonly known as "Alberta Royalty Tax Credits";

(e)	"Business Day" means a day other than a Saturday, Sunday or statutory holiday in Alberta;

(f)	"Canadian Resource Property", "Canadian Exploration Expense" and "Canadian Development Expense" each have the meaning ascribed thereto in the Tax Act;

(g)
"Capital Expenditures" means drilling costs, completion costs, equipping costs and other costs which would be classified as "capital costs" in accordance with GAAP, but does not include Acquisition Costs;

(h)
"Credit Facilities" means the credit facilities made available to the Grantor by the NPI Holder from time to time including any notes and other evidences of indebtedness relating to borrowings by the Grantor from the NPI Holder, including, without limitation any other credit facilities made available to the Grantor (including any assumed by the Grantor by contract, operation of law or otherwise) from time to time by other Persons (including banks, other financial institutions and Persons wholly-owned, directly or indirectly, by the Grantor or the NPI Holder and including the Grantor's indebtedness under its 9 5/8% U.S. Dollar Senior Subordinated Notes due 2010 issued under an Indenture dated as of July 9, 2003 and the 10 ½% U.S. Dollar Senior Subordinated Notes due 2011 issued under an Indenture dated as of February 12, 2001) for the Grantor's general corporate purposes including, without limitation, to fund the payment of or to refinance the payment of amounts paid or to be paid by the Grantor on account of Production Costs and includes guarantees, either direct or indirect, by the Grantor of any credit facilities made available to Persons wholly-owned, directly or indirectly, by the Grantor or the NPI Holder provided such Person has either made a credit facility available to the Grantor or guaranteed, directly or indirectly, such credit facility;

(i)	"Crown" means Her Majesty the Queen in Right of Canada or a Province thereof;

(j)
"Crown Royalties" means any amount paid or payable to or received or receivable by the Crown by virtue of an obligation imposed by statute or a contractual obligation substituted for an obligation imposed by statute as a royalty, tax (other than a municipal or school tax), lease rental or bonus or an amount in lieu thereof that may reasonably be regarded as being in relation to the acquisition, development or ownership of Petroleum and Natural Gas Rights or the production of Petroleum Substances

(k)	"Debt Service Charges" means, without duplication, the aggregate of:

(i)
all interest, penalties, fees, indemnities, legal costs, and other costs, expenses and disbursements which the Grantor pays, or is collected, pursuant to the Credit Facilities which are deductible by the Grantor in computing its income for the purposes of the Tax Act; and

(ii)
all amounts paid on account of principal pursuant to the Credit Facilities including, without limitation, scheduled, prepaid (voluntary or mandatory) and accelerated principal and amounts required to be paid on account of banker's acceptances and letters of credit but not including any amounts paid as Deferred Purchase Payments used to repay the Credit facilities or any portion thereof;

excluding the portion thereof that is used to fund the costs and expenses of generating Residual Revenues and only to the extent that such is reasonably allocable to the Property Interests;

(l)
"Deductible Production Costs" means, for any period, the amount, if any, by which all Production Costs for such period exceeds the aggregate, without duplication, for such period of (A) withdrawals from the Reserve Fund to fund payment of Production Costs other than amounts which are reasonably attributable to amounts previously contributed to the Reserve Fund pursuant to subclause 7.2(b) in respect of Excess Residual Revenues, (B) advances made pursuant to the Credit Facilities to fund the payment of Production Costs, and (C) any amounts paid by the NPI Holder or on behalf of the NPI Holder as part of the Deferred Purchase Payment pursuant to subclause 2.2(a); and (D) Deductible Production Costs which are carried forward to the period pursuant to clause 6.8;

(m)	"Deferred Purchase Payment" shall have the meaning ascribed thereto in subclause 2.2(a);

(n)	"Disposition" has the meaning assigned thereto in subclause 0(a);

(o)	"Excess Residual Revenues" means in respect of a period the amount, if any, by which the Residual Revenues exceed the costs and expenses of generating such Residual Revenues in the period;

(p)
"Facilities" means gas processing plants, gas compression facilities, gas gathering facilities, crude oil batteries, crude oil pipelines, power generation facilities and similar facilities in which Petroleum Substances are compressed, processed, gathered, transported, treated, measured or stored and which are located near the oil or gas wells from which such Petroleum Substances are produced;

(q)
"General and Administrative Costs" means the aggregate amount representing all expenditures and costs incurred in the management and administration of the Grantor or the NPI Holder reasonably allocable by the Grantor to the Property Interests including, (a) all reasonable costs and expenses relating to the Grantor and the NPI Holder and paid to third parties by or on behalf of the Grantor or their Affiliates and (b) all reasonable costs and expenses incurred specifically for the Grantor relating to the Grantor or the NPI Holder including, auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, consulting, travel, telephone, data processing, reporting, executive and management time, salaries and bonuses (including under all executive bonus plans of the Grantor, if any);

(r)	"GAAP" means, as at any time, generally accepted accounting principles in Canada as at such time as determined by the Canadian Institute of Chartered Accountants;

(s)
"Leases" means the Crown and freehold petroleum and natural gas leases, licenses, permits and similar instruments pursuant to which the Grantor derives its interests in the Petroleum and Natural Gas Rights included in the Property Interests;

(t)
"Miscellaneous Interests" means all properties, assets and rights which are related to Petroleum and Natural Gas Rights or Tangibles (other than Petroleum and Natural Gas Rights and Tangibles), including:

(i)	Title and Operating Documents;

(ii)	Surface Rights;

(iii)	books and records;

(iv)	well files, production records and similar data and information;

(v)	injection wells;

(vi)	geological, seismic and similar data; and

(vii)	permits, licences and authorizations required to own or operate wells and Tangibles;

(u)
"Month" means a period commencing at 8:00 a.m. Calgary time on the first day of a calendar month and ending immediately prior to 8:00 a.m. Calgary time on the first day of the following calendar month;

(v)	"NPI" means the right to receive the payment set forth in clause 2.3 on the terms and conditions set forth herein;

(w)	"NPI Lands" means the lands which relate to the Petroleum and Natural Gas Rights included in the Property Interests;

(x)	"NPI Payment" means, in respect of a Month, the payment for such Month to which the NPI Holder is entitled pursuant to clause 2.3;

(y)	"NPI Revenues" means, for any period, 99% of the aggregate of:

(i)	the Production Revenues for such period less the Deductible Production Costs for such period; and

(ii)	the Excess Residual Revenues for such period;

provided that the portion of Excess Residual Revenues for a fiscal period in excess of the amount determined by the formula:

(A/.9001) – A

(where A is the amount by which Production Revenues for the fiscal period exceed the Deductible Production Costs for such fiscal period),

will not be included in NPI Revenues for such fiscal period;

(z)	"Party" means the NPI Holder or the Grantor;

(aa)	"Person" includes an individual, a body corporate, a trust, a union, a pension fund, a government and a governmental agency;

(bb)
"Petroleum and Natural Gas Rights" means rights to explore for, drill for, produce, save and market Petroleum Substances, including fee simple interests in Petroleum Substances and interests granted pursuant to instruments commonly known as Crown or freehold petroleum and/or natural gas leases, licenses or permits, but not Royalty Interests;

(cc)
"Petroleum Substances" means petroleum, natural gas and related hydrocarbons, (including condensate and natural gas liquids) and all other substances (including sulphur and its compounds), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith;

(dd)	"Production" means the produced Petroleum Substances attributed to the Property Interests;

(ee)	"Production Costs" means all costs and expenses in respect of the Property Interests, including, without duplication or limitation:

(i)	Debt Service Charges;

(ii)	all costs and expenses in respect of the Property Interests including, without limitation:

(A)	costs and expenses of obtaining, processing, reprocessing and interpreting seismic, geological and other data;

(B)
drilling costs, completion costs, equipping costs, re-entry and operating costs of wells (including costs of redrilling, deepening, plugging-back, side-tracking, fracing and acidizing wells and costs and expenses of workovers);

(C)	costs and expenses of power generation;

(D)	costs and expenses of waterflood, miscible flood and other secondary and tertiary recovery operations as well as associated studies and simulations;

(E)	costs and expenses of compressing, dehydrating, gathering, treating and processing Production;

(F)
costs and expenses of acquiring Tangibles (including costs and expenses of constructing Facilities), except when acquired pursuant to Acquisitions, and costs and expenses of maintaining, repairing and operating Tangibles;

(G)	royalties and similar burdens (including freehold lessors' royalties and gross overriding royalties) to which the Property Interests are subject, other than Crown Royalties;

(H)	amounts paid in respect of Surface Rights, including bonuses and rentals;

(I)	costs and expenses of acquiring Miscellaneous Interests, except when acquired pursuant to Acquisitions;

(J)	costs and expenses of transporting (whether by pipelines, trucking or otherwise) Production;

(K)	costs and expenses of delivery and sale of Production, including marketing fees;

(L)
insurance premiums and similar items and property, municipal, production, ad valorem, mineral and other taxes and assessments in respect of the Property Interests or the operation thereof or Production;

(M)	costs and expenses (including settlement payments and payments of judgments) payable in respect of third party claims arising in connection with the Property Interests;

(N)
costs and expenses of abandonment of wells and decommissioning of Facilities and other Tangibles and of reclaiming and restoring the surface sites thereof, including costs and expenses of investigating and monitoring such wells, Facilities and sites;

(O)
costs and expenses of clean-up and remediation of spills of hazardous substances and other environmental damage, including costs and expenses of investigating and monitoring such spills or other environmental damages;

(P)	costs and expenses of drilling, equipping and operating injection wells;

(Q)	costs and expenses associated with drilling contracts, transportation contracts or other contract settlements that are not assigned to specific properties; and

(R)	all other costs and expenses (including both operating costs and capital costs) which are payable pursuant to the Title and Operating Documents;

(iii)	income taxes, capital taxes and other taxes of the Grantor or installments paid or refunds in connection therewith reasonably allocable by the Grantor to Property Interests;

(iv)	amounts allocated to the Reserve Fund;

(v)	General and Administrative Costs;

(vi)	Acquisition Costs; and

(vii)	all costs and expenses not listed above related to the Property Interests;

but excluding depreciation, future taxes and any of the above costs as have been funded with Excess Residual Revenues;

(ff)	"Production Revenues" means, in respect of any period, the gross proceeds from the sale of Production which are received during such period, but do not include ARTC or income from Royalty Interests;

(gg)
"Property Interests" means all interests in Petroleum and Natural Gas Rights and in related Tangibles and Miscellaneous Interests beneficially owned by the Grantor from time to time (without taking into account the NPI);

(hh)	"Reserve Fund" shall have the meaning ascribed thereto in clause 7.1;

(ii)
"Residual Revenues" means all net revenues which are received by Grantor in respect of the Property Interests (other than Production Revenues and the net proceeds of a Disposition of Petroleum and Natural Gas Rights allocated to the interests in the NPI sold pursuant to such Disposition) and the Royalty Interests, including:  (A) fees and similar payments made by third parties for the processing, transportation, gathering or treatment of their Petroleum Substances in, by or through Tangibles; (B) proceeds from the sale of Tangibles and Miscellaneous Interests; (C) insurance proceeds, excluding business interruption insurance and property damage insurance to the extent such amounts are used to purchase additional Property Interests subject to the NPI; (D) proceeds from the sale or licensing of seismic and similar data; (E) incentives, rebates and credits in respect of Production Costs; (F) proceeds from  Swaps; (G) take or pay and similar payments made to the Grantor in lieu of a buyer purchasing some of the Production or as compensation for a buyer not purchasing some of the Production; (H) ARTC received by the Grantor; and (I) any amounts allocated out of the Reserve Fund unless used to fund payment of Production Costs;

(jj)
"Royalty Interests" means royalty interests, net profits interests and similar interests pursuant to which the owner thereof is entitled to a share of the production of Petroleum Substances from the lands or wells to which the interests relate or to a payment calculated by reference to the quantity of such production or to a payment calculated by the proceeds (whether gross or net) received from the sale of such production;

(kk)	"Special Resolution" has the meaning set forth in the Trust Indenture;

(ll)
"Surface Rights" means interests in the surface of lands which are used or held for use in connection with Petroleum and Natural Gas Rights or Tangibles, including (i) rights to use the surface of lands for purposes of drilling and operating oil and gas wells or injection wells, (ii) rights to use the surface of lands for the location of Tangibles or in connection with the operation thereof and (iii) rights to use the surface of lands to gain access to such wells or such Tangibles, and including surface leases, licenses of occupation, roads, road use agreements, pipeline easements and similar rights;

(mm)
"Swaps" means any transaction or agreement which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity hedging transaction, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions and includes guarantees, either direct or indirect, by the Grantor of any swap, hedging and other arrangements) provided that any transaction or agreement where the proceeds thereof may reasonably be considered to be "resource profits" for purposes of the calculations contemplated by Regulation 1210 to the Tax Act as it read on September 2, 2003 shall not be considered to be income from Swaps;

(nn)
"Tangibles" means all tangible property, apparatus, plant, equipment, machinery and facilities used or held for use, from time to time, for purposes of producing Petroleum Substances from the NPI Lands or lands pooled or unitized therewith or for storing, measuring, compressing, treating, processing or collecting such Petroleum Substances, including wellheads, wellhead equipment, tanks, pumps, pump jacks, separators, dehydrators, flow lines and Facilities;

(oo)	"Tax Act" means the Income Tax Act (Canada), as amended from time to time;

(pp)	"Third Party" means any Person other than the Grantor, the NPI Holder or an Affiliate of the Grantor;

(qq)
"Title and Operating Documents" means:  (i) the contracts and agreements pursuant to which the Grantor derives its interest in the Property Interests, including Leases, agreements of purchase and sale, farm-in agreements, unit agreements and royalty agreements; and (ii) contracts and agreements entered into in the normal course of the oil and gas business in connection with the exploitation of Petroleum and Natural Gas Rights or the operation of Facilities, including joint operating agreements, unit operating agreements, farmout agreements, pooling agreements, royalty agreements, common stream agreements, gas processing agreements, gas gathering agreements, agreements for the sale of Petroleum Substances, agreements relating to Surface Rights, agreements for the construction, ownership and operation of Facilities and agreements for the transportation of Petroleum Substances;

(rr)	"Trust" means Baytex Energy Trust, a trust formed pursuant to the laws of Alberta pursuant to the Trust Indenture;

(ss)
"Trust Indenture" means the amended and restated trust indenture entitled "Amended and Restated Trust Indenture" dated as of September 2, 2003 between the Grantor and Valiant Trust Company pursuant to which the Trust is governed, as may be amended and restated from time to time; and

(tt)	"Trust Unit" means a fractional undivided interest in the Trust.

1.2	Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3	References

The table of contents and headings herein are for convenience of reference only and shall not affect the construction or interpretation of this agreement.  A reference herein to an article, clause or subclause without further reference shall be a reference to an article, clause or subclause of this agreement.  The words "herein" and "hereof" shall refer to this agreement in its entirety and not to any particular article or clause.

1.4	Choice of Law

This agreement will be governed by the laws of the Province of Alberta and the laws of Canada applicable therein and shall be construed, interpreted and performed in accordance therewith.

1.5	Attornment

Any legal action or proceedings with respect to this agreement shall be brought in the courts of the Province of Alberta and the courts of appeal therefrom.  Each Party hereby submits and attorns to and accepts for itself and in respect of its assets, irrevocably and unconditionally, the jurisdiction of such courts in respect of all matters arising out of this agreement.

1.6	Monetary Sums

All references herein to dollar amounts or sums of money are to lawful funds of Canada.

1.7	Meaning of "including"

The word "including" shall mean "including, without limitation," and shall not be limited in scope by the items listed after such word.

1.8	Legal Fees

The word "costs" shall include legal fees on a solicitor and client basis.

1.9	1990 CAPL Terms

Terms which are defined in clause 101 of a 1990 Canadian Association of Petroleum Landmen Operating Procedure to which a 1996 Petroleum Accountants Society of Canada Accounting Procedure is attached and which are not otherwise defined herein have the same meanings herein as are given to them therein.

1.10	Effective Time

This Net Profit Interests Agreement will be effective on September 2, 2003.

ARTICLE 2
NET PROFIT INTEREST

2.1	Grant of NPI

The Grantor hereby grants and sets over to the NPI Holder the NPI on the Petroleum and Natural Gas Rights owned by the Grantor from time to time.

2.2	Payment for NPI

(a)
In addition to all amounts previously paid by the NPI Holder to the Grantor, the NPI Holder shall pay to the Grantor, as additional consideration for the NPI, certain amounts (the "Deferred Purchase Payment") as follows:

(i)
If the Grantor acquires any additional Property Interest as a result of an Acquisition after the date hereof, the NPI Holder shall make a Deferred Purchase Payment to the Grantor in an amount equal to ninety-nine percent (99%) of the amount of the purchase price (including adjustments) for such additional Property Interest that is allocated to Canadian Resource Property, to the extent that such portion of such purchase price is not financed with working capital or indebtedness incurred or assumed by the Grantor;

(ii)
If the Grantor incurs any Capital Expenditures which constitute Canadian Exploration Expense or Canadian Development Expense, the NPI Holder shall make a Deferred Purchase Payment to the Grantor in an amount equal to ninety-nine percent (99%) of the amount of such Capital Expenditures to the extent that such portion of such Capital Expenditures are not financed with working capital or indebtedness incurred or assumed by the Grantor;

(iii)
If the NPI Holder issues any Trust Units or other securities or debt instruments entitling the holder to acquire Trust Units after the date hereof, the NPI Holder shall make, if requested to do so by the Grantor, a Deferred Purchase Payment to the Grantor in such amount as may be specified by the Grantor, not exceeding the lesser of:

(A)	the net proceeds of such offering after deducting, without limitation, underwriters' fees and legal, accounting, engineering, professional fees and other disbursements; and

(B)
ninety-nine percent (99%) of the principal amount of any outstanding amount owing under the Credit Facilities, which, had such amount not been incurred, would require the NPI Holder to make a Deferred Purchase Payment pursuant to subclause (a)(i) and/or (a)(ii) above;

provided that such amount is paid by the Grantor as reduction of amounts owing under the Credit Facilities;

(iv)
In the event that Acquisitions Costs are incurred in a transaction which is considered to be non-arm's length for purposes of the Tax Act or otherwise acquired in a transaction which is tax deferred for purposes of the Tax Act, then for purposes of subclauses (a)(i) and (a)(ii) above, the Deferred Purchase Payment payable will be the amount that would have been payable in a comparable transaction made between parties dealing at arm's length for the purposes of the Tax Act or otherwise in a transaction in which there was no tax deferral, provided that where such transaction occurs as a result of an exchange or on a cancellation of a security (such as on the windup of a wholly-owned subsidiary of the Grantor or the amalgamation of a wholly-owned subsidiary with the Grantor), then for purposes of subclauses (a)(i) and (a)(ii) above, the indebtedness incurred or assumed shall be deemed to be that indebtedness that had been incurred or assumed by the Grantor in respect of such security; and

(v)	It is the intention of the parties that the amount of the Deferred Purchase Payment will be agreed upon from time to time on a bona fide basis provided however that should it be determined by:

(A)	a bona fide agreement between the parties;

(B)	an agreement between the parties and the Canada Revenue Agency; or

(C)	a final decision of a court of competent jurisdiction in respect of which no further appeal may be taken or in respect of which the applicable appeal periods have elapsed;

that the amount of the Deferred Purchase Payment has been determined in error, the amount thereof will be increased or decreased as the case may require nunc pro tunc as of the date of such payment. Adjustment pursuant to subclause (B) hereof shall preclude adjustment pursuant to subclause (A) hereof and adjustment pursuant to subclause (C) hereof shall be final and binding.

(b)
If at any time while the NPI Holder has an obligation to make a Deferred Purchase Payment to the Grantor, the Grantor is indebted to the NPI Holder, the Deferred Purchase Payment may, at the Grantor's option, be set off against such indebtedness.

(c)
Acquisition Costs which are not a Deferred Purchase Payment shall be paid for by the Grantor utilizing its own working capital or funds borrowed by it for such purposes pursuant to the Credit Facilities.

(d)
Any purchase agreement in respect of an Acquisition may provide for an adjustment to the purchase price of the Property Interest acquired thereunder.  Where such adjustment results in a corresponding decrease or increase of the Acquisition Costs for such Property Interest, corresponding adjustments shall be made in respect of the Deferred Purchase Payment.

2.3	NPI

Subject to the terms and conditions hereof, the NPI Holder, by virtue of being the owner of the NPI, shall be entitled to a payment from the Grantor for each Month equal to the amount of the NPI Revenues for such Month.

2.4	Ownership of Production

The NPI Holder shall not own any Production and shall have no right to take Production in kind.

2.5	Petroleum Substances Lost or Used in Operations

The NPI shall not apply to any Production lost or consumed in operations.

2.6	Not an Interest In Land

The NPI is not a covenant attached to or running with the NPI Lands and does not attach to or form part of the Leases or constitute an interest in land or real property.

2.7	Reimbursement of Crown Royalties

The NPI Holder shall reimburse to the Grantor ninety-nine percent (99%) of all Crown Royalties payable by the Grantor in respect of the Property Interests or the production of Petroleum Substances therefrom.  The Grantor shall be entitled to set off amounts reimbursable to it pursuant to this clause 2.7 against NPI Payments.

ARTICLE 3
ACCOUNTING

3.1	Payments

Prior to the fifteenth day of the Month following the end of a Month, the Grantor shall pay the NPI Payment for such prior Month to the NPI Holder.

3.2	Statements

Each NPI Payment shall be accompanied by a statement setting forth:  (i) the amount of the NPI Payment for such Month; (ii) all calculations used in determining the NPI Payment; (iii) the Production (itemized by product) sold during the Month; (iv) the Production Revenues and Residual Revenues for such Month; and (v) an itemized list of the Production Costs and Deductible Production Costs for the Month.

3.3	Overpayments

If the payment made by the Grantor on account of the NPI for a Month is greater than the actual amount of the NPI Payment for such Month, the Grantor will be entitled to recover the overpayment by set off against NPI Payments for subsequent Months.

3.4	Collection of Production Revenues and Residual Revenues

The Grantor will use all commercially reasonable efforts to obtain the payment of Production Revenues and Residual Revenues but shall not have any liability to the NPI Holder to the extent that it fails to collect them, provided it makes commercially reasonable efforts to do so.

3.5	Payment of Production Costs

The Grantor covenants and agrees to use the Production Revenues to pay Production Costs, in the following order of priority:

(a)	firstly, Debt Service Charges; and

(b)	secondly, in payment of all other Production Costs.

3.6	Trust Expenses

Where the Grantor pays expenses of the Trust, including amounts to the trustee of the Trust or pursuant to indemnification provisions contained in the Trust Indenture, it shall be entitled to set off such amounts against the NPI Payments.

ARTICLE 4
INSURANCE

4.1	Maintenance

The Grantor shall obtain and maintain such property damage and third party liability insurance to provide protection for the Property Interests which is, at a minimum, in accordance with industry standards and which, in any event, will cover property damage, general liability and, where appropriate in the opinion of the Grantor, business interruption.  Such insurance will be maintained with reputable insurers and in such amounts as the Grantor determines to be appropriate, having regard to insurance maintained pursuant to the Title and Operating Documents and normal oil and gas industry standards in Canada.

ARTICLE 5
BOOKS AND RECORDS

5.1	Examination

During the term hereof and for a period of two years thereafter the Grantor shall maintain complete books and records pertaining to:  (i) the NPI; (ii) Production used, lost or sold by the Grantor; and (iii) all calculations made by the Grantor to determine the amount of payments on account of the NPI.  The NPI Holder shall have the right at all reasonable times during business hours to inspect such books and records to the extent reasonably necessary in order to verify the amounts paid or payable hereunder in respect of the NPI.

5.2	Audit

Upon notice to the Grantor, the NPI Holder shall have the right to audit the books and records referred to in clause 5.1 within the 26 month period next following the end of the calendar year to which they relate.  The costs of any such audit shall be borne by the NPI Holder.  Any claims of discrepancies disclosed by such audit shall be made in writing to the Grantor within two months of the completion of such audit.  The Grantor shall respond to any claims within six months of receipt of such claims.  If the Grantor is unable to respond to the claims during the six month period, one extension of three months shall be allowed if requested in writing by the Grantor within such six month period.

5.3	Confidentiality

The NPI Holder shall keep all information provided to it pursuant to this agreement strictly confidential (including, without limitation, information made available to it in connection with the audits, examinations and inspections conducted by it pursuant to the foregoing provisions of this Article 5) except for information which is or becomes publicly available through no act or omission of the NPI Holder or which becomes available to the NPI Holder from a source other than the Grantor, without confidentiality restrictions.

ARTICLE 6
OPERATIONS

6.1	Generally

Having regard to and subject to the provisions of the Title and Operating Documents and the Grantor's rights and obligations thereunder, the Grantor covenants to and in favour of the NPI Holder that the Grantor shall use all reasonable efforts so that:

(a)
operations on the NPI Lands and lands pooled or unitized therewith for the recovery of Petroleum Substances and the operation of the Tangibles are conducted in a good and workmanlike manner, in accordance with good oilfield and engineering practice and in compliance with all applicable statutes, regulations, permits and governmental approvals;

(b)
all of its duties and obligations under the Title and Operating Documents are diligently and promptly performed and all amounts payable as rental, royalty or similar charges from time to time due in respect of the Property Interests are paid and all other actions as may be reasonably necessary to maintain the Title and Operating Documents in good standing at all times are taken, subject to the terms and provisions hereof; and

(c)
all Surface Rights needed for the proper operation of the Property Interests and the Tangibles are acquired and maintained in good standing and all taxes, rates, assessments and other amounts from time to time payable in respect of the Property Interests are promptly paid.

6.2	No Obligation to Develop

Nothing contained in this agreement shall impose any obligation, expressed or implied, on the Grantor to explore or develop the NPI Lands.

6.3	Rights and Obligations

The Grantor shall have exclusive control and authority over development of, and recovery of Petroleum Substances from, the NPI Lands and lands pooled or unitized therewith, including, without limitation, making all decisions respecting whether, when and how to drill, complete, equip, produce, suspend, abandon and shut-in wells and whether to elect to convert royalties to working interests.  The NPI Holder acknowledges that, as owner of the NPI, it shall not be entitled to any interest in the Property Interests or the Title and Operating Documents and the Grantor acknowledges that the NPI Holder, as owner of the NPI, shall not be liable for any of the duties or obligations arising under the Title and Operating Documents or in connection with the Acquisition or operation of the Property Interests.

6.4	Marketing

Subject to existing contracts for the sale of production, the Grantor shall arrange for the sale of Production for the best prices and on the best terms reasonably available, provided that, so long as the Grantor acts bona fide and in good faith, it shall have complete discretion as to the terms, conditions and length of all contracts entered into for the sale of the Production and shall not be responsible for any loss or any alleged loss which may occur by reason of any change in economic or political circumstances or otherwise with respect to any such sales contract, so long as it acts in good faith and is not negligent.

6.5	Additional Title and Operating Documents

The Grantor shall have the right to enter into and amend Title and Operating Documents, from time to time, on such terms and conditions as it considers appropriate in its sole discretion, provided that it acts in accordance with prudent oil and gas industry practices and in good faith in connection therewith.

6.6	Credit Facilities Subordination

The Credit Facilities and any Swaps shall be senior to and rank in priority to the NPI in all respects and the NPI Holder shall have the authority and is hereby authorized to enter into a subordination agreement in favour of any lender acknowledging that the NPI is subordinate to any such Credit Facilities or any such Swaps and providing for such other matters as the lender may request.

For greater certainty, and subject to the express provisions of any subordination agreement entered into by the NPI Holder, the payment of the NPI shall be and is hereby made expressly subordinate in right of payment to all amounts from time to time owing by the Grantor under the Credit Facilities and under any Swaps; provided that until a default or event of default occurs under any such Credit Facilities or any Swaps, the Grantor shall be entitled to make all payments to the NPI Holder required hereunder.  Without limiting the foregoing, the obligations of the Grantor to the NPI Holder hereunder are subject to the terms and conditions of any subordination agreement which may be entered into from time to time among the Grantor, the NPI Holder and their lenders.

6.7	Borrowing

The Grantor may from time to time and without any requirements to obtain any consent or approval from the NPI Holder: (i) enter into and perform its obligations under the Credit Facilities and borrow money thereunder (including by way of bankers' acceptances and letters of credit) for any working capital or general corporate purposes; and (ii) enter into and perform its obligations under any Swaps.

6.8	Carry Forward of Deductible Production Costs

If Deductible Production Costs for a Month exceed the NPI Revenues for such Month, there shall be no monthly NPI Payment and the amount of the excess shall be carried forward and treated as Deductible Production Costs for the following Month.

ARTICLE 7
RESERVE FUND

7.1	Grantor

The Grantor shall establish a reserve to fund the payment of Production Costs, including working capital and other items deemed appropriate by the Grantor (the "Reserve Fund"). The Reserve Fund shall be owned by the Grantor and the NPI Holder hall have no interest therein.  Interest and other amounts earned on funds in the Reserve Fund will form part of the Reserve Fund.

7.2	Reserve Fund

The following amounts shall be allocated to the Reserve Fund:

(a)	any amounts of cash on hand as may be allocated by the Grantor immediately prior to the date hereof;

(b)	any Excess Residual Revenues which are excluded from the calculation of NPI Revenues pursuant to the definition thereof;

(c)
any Production Revenues or other revenues in excess of those described in paragraph (b) above which, pursuant to the provisions of any Credit Facilities, the Grantor is required to keep on deposit in its bank account or bank accounts or invest investments which secure the Credit Facilities; and

(d)
such other additional amounts of Production Revenues and Residual Revenues as the Grantor may determine in its reasonable discretion, that it is prudent to do so in accordance with prudent business practices to provide for payment of Production Costs which the Grantor estimates will or may become payable for which there may not be sufficient Production Revenues to satisfy such Production Costs in a timely manner.

ARTICLE 8
POOLING, UNITIZATION, SURRENDER AND ABANDONMENT

8.1	Pooling and Unitization

The Grantor shall have full right, power and authority to pool or unitize any of the Petroleum and Natural Gas Rights comprised in the Property Interests, from time to time, with other Petroleum and Natural Gas Rights provided that, in the Grantor's sole discretion, the pooling or unitization is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

8.2	Surrender

Subject to the Title and Operating Documents, the Grantor may surrender a Lease, in whole or in part, to the lessor thereunder without the prior consent of the NPI Holder if, in the sole discretion of the Grantor, none of the wells located on the lands covered by such Lease are capable of producing Petroleum Substances in paying quantities and it is prudent that such Lease be surrendered.  From and after any such surrender, this agreement and the NPI shall cease to apply to the NPI Lands surrendered except as to matters which occurred prior to the surrender.

8.3	Abandonment

The Grantor shall have full right, power and authority without the prior consent of the NPI Holder to authorize the abandonment of any well together with any related Tangibles comprised in the Property Interests if the Grantor determines, in its sole discretion, that such well is not capable of producing Petroleum Substances in economic quantities.

ARTICLE 9
ASSIGNMENT

9.1	Consent to Assign Agreement

Except as provided in clause 9.3, and subject to clause 11.2, neither the Grantor nor the NPI Holder shall assign, sell, mortgage, pledge, charge, grant a security interest in or otherwise encumber or dispose of any interest in this agreement without first notifying the other Party of its intention to do so and obtaining the written consent of the other Party, which consent will not be unreasonably withheld or delayed.  In any event no such assignment, sale, mortgage, pledge, charge, grant of a security interest, encumbrance or disposition shall be effective as against any other Party until the Person in whose favour it is made or granted shall have executed and delivered a written undertaking, in favour of and enforceable by, such other Party, agreeing to be bound by and perform all of the terms and provisions of this agreement attributable to the interest acquired by it.

9.2	Multiple NPI Holders

If the NPI shall be owned by more than one Person, such owners shall designate one Person to receive all payments, statements and communications in respect of the NPI on their behalf by written notice to the Grantor executed by all of them and, until the Grantor receives such written notice, the Grantor shall be entitled to make all payments on account of the NPI, deliver all statements and communications hereunder and otherwise deal in all matters pertaining hereto with the last Person who was the sole owner of the NPI.

9.3	Grant of Security

Notwithstanding clauses 9.1 and 9.2, the Grantor may mortgage, pledge, charge or grant a security interest in the Property Interests or this agreement without the approval of the NPI Holder to secure its obligations and liabilities under the Credit Facilities or under Swaps.

9.4	Dispositions Subject to This Agreement

If any interest in this agreement or the NPI is sold, assigned, transferred, conveyed, mortgaged, pledged, charged, encumbered or otherwise disposed of by the Grantor or the NPI Holder, the rights and interests of the Person to whom such disposition is made shall be subject to the terms and conditions of this agreement.

ARTICLE 10
TERM OF AGREEMENT

10.1	Term

Subject to Article 11, this agreement shall continue in full force and effect for so long as there are Petroleum and Natural Gas Rights to which the NPI applies.  Thereafter, this agreement shall nevertheless remain in full force and effect:  (i) in respect of any accrued and unfulfilled obligations of either Party; and (ii) as to clauses 5.1, 5.2 and 5.3 and Articles 11, 13 and 14.

ARTICLE 11
DISPOSITIONS

11.1	Dispositions of Tangibles and Miscellaneous Interests

The Grantor shall have the right to:  (a) dispose of Tangibles and Miscellaneous Interests which, in the reasonable opinion of the Grantor, are not required to exploit the Petroleum and Natural Gas Rights comprised in the Property Interests in accordance with good oilfield practices; and (b) sell or license seismic and other data comprised in the Property Interests on such terms and conditions as it considers appropriate, in its sole discretion. Proceeds from any such disposition or licensing shall be included in Residual Revenues or used to satisfy indebtedness pursuant to the Credit Facilities.

11.2	Dispositions of Petroleum and Natural Gas Rights

(a)
The Grantor shall have the right to sell, assign, transfer or surrender interests in Petroleum and Natural Gas Rights comprised in the Property Interests without complying with clause 9.1 if, in the opinion of the Grantor, such disposition is in the best interests of the NPI Holder (any sale, assignment, transfer, foreclosure, other disposition or surrender of interests in Petroleum and Natural Gas Rights, herein called a "Disposition").  The Grantor shall not make a Disposition where the proceeds of the Disposition exceeds $50 million unless the Board of Directors of the Grantor has approved the Disposition.

(b)
Notwithstanding subclause 11.2(a), the Grantor shall have no right to sell Property Interests where the Property Interests included in such sale, represents all or substantially all of the Property Interests except to an Affiliate of the Grantor or the NPI Holder, unless such sale has been approved by a Special Resolution.

11.3	Disposition of NPI

If a Disposition is proposed to be made, the NPI Holder shall execute and deliver all such instruments, documents, transfers, conveyances and acknowledgments as the Grantor may reasonably request in connection with such Disposition in order to sell, assign and transfer a portion of the NPI to the Grantor in respect of the Property Interests sold.  Immediately prior to a Disposition, the NPI in respect of the Property Interest subject to such Disposition shall be deemed to have been sold to the Grantor and shall thereupon merge and terminate.

11.4	Proceeds of a Disposition

Ninety-nine percent (99%) of the net proceeds of a Disposition (which, for the purposes of this clause, shall include any disposition of a Property Interest as a result of a realization of security securing amounts owing under the Credit Facilities) attributable to Canadian Resource Property shall be allocated against any Credit Facilities attributable to the Property Interests in such amounts as the as the Grantor shall determine and the balance thereof shall be credited to the NPI Holder as proceeds of the disposition of the NPI and paid to the NPI Holder or reinvested and paid on behalf of the NPI Holder as part of the Deferred Purchase Payment for the purchase of additional Property Interests, each within the ensuing fiscal period as the Grantor shall determine.

It is the intention of the parties that the portion of the proceeds of a Disposition which are paid by the Grantor to the NPI Holder pursuant to the preceding paragraph hereof shall be equal to the fair market value of the portion of the NPI disposed of by the NPI Holder in accordance with clause 11.3 provided that if it should subsequently be determined by:

(a)	bona fide agreement between the parties;

(b)	agreement between the parties and the Canada Revenue Agency; or

(c)	a final decision of a court of competent jurisdiction in respect of which no further appeal may be taken or in respect of which the applicable appeal periods have elapsed,

to be other than the fair market value of the portion of the NPI so surrendered, such amount shall be adjusted by being increased or decreased so as to equal the fair market value of the portion of the NPI so surrendered.  Adjustment pursuant to clause (b) hereof shall preclude adjustment pursuant to clause (a) hereof and adjustment pursuant to clause (c) hereof shall be final and binding.

11.5	Farmouts

The Grantor shall have the right to farmout Property Interests on a basis whereby a Person agrees to incur and pay Capital Expenditures for purposes of exploiting the Property Interests and in consideration thereof earns an interest in such Property Interests.  Any such farmout shall also be a farmout of the NPI on the same terms such that the Person to whom the farmout is made will also earn the NPI insofar as it pertains to such interests in the Property Interests whereupon such interest in the Property Interests and such interest in the NPI shall merge and such interest in the NPI shall terminate.  Any Petroleum and Natural Gas Rights, other than Royalty Interests retained by or acquired by the Grantor pursuant to such farmout shall be subject to the NPI.

11.6	Redemption, Surrender, Merger, Transfer or Sale of the NPI only by the Grantor

The Grantor and NPI Holder acknowledge that commercial circumstances may arise whereby it is in the best interests of the NPI Holder to tender for redemption, surrender, terminate, merge, transfer or sell the NPI in respect of some or all of the Property Interests, for the purpose of exploiting those Property Interests (including their Disposition).  In this event, the Grantor shall have the right, by written notice given to the NPI Holder, to request the NPI Holder to tender for redemption, surrender, offer to terminate, transfer, or sell, as the case may be, the NPI in respect of any of the Property Interests, whether or not such Property Interests are retained by the Grantor or are or may be subject to an agreement with respect to their Disposition.  Upon receipt of such notice and payment of the consideration therefor by the Grantor to the NPI Holder, the NPI in respect of the Property Interests, as specified in the notice, shall be deemed to have been sold to the Grantor and shall thereupon merge and terminate with respect to such Property Interests.  The NPI Holder shall execute and deliver all such instruments, documents, transfers, conveyances and acknowledgments as the Grantor may reasonably request in conjunction with the foregoing.

ARTICLE 12
NOTICES AND PAYMENTS

12.1	Addresses for Service and Payments

All payments hereunder in respect of the NPI shall be paid or tendered to the NPI Holder at its address for notices hereunder or such other place or depository as the NPI Holder may request by written notice to the Grantor, provided that no change in the place at which payments on account of the NPI are to be paid or tendered shall be effective until 30 days after written notice thereof has been provided to the Grantor by the NPI Holder.

12.2	Giving and Deemed Receipt of Notices

Whether or not so stipulated herein, each notice, communication or statement (herein called a "notice") required or permitted hereunder shall be in writing.  A notice may be served:

(a)
by delivering it to the Party to whom it is being given at that Party's address for notices hereunder, provided such delivery shall be during normal working hours of the addressee of a Business Day.  Such notice shall be deemed to be received by the addressee when actually delivered as aforesaid; or

(b)
by telecopier (or by any other like method by which a written and recorded message may be sent) directed to the Party to whom it is being given at that Party's telecopy number for notices hereunder.  Such notices shall be deemed received by the addressee thereof (i) when actually received by it if sent within the normal working hours of a Business Day, or (ii) otherwise at the commencement of the next ensuing Business Day following transmission thereof.

12.3	Addresses

The address and telecopy number for notices hereunder of the Grantor and the NPI Holder shall be as follows:

Grantor:

Baytex Energy Ltd.
2200, 205 – 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Attention:                      President
Fax:                                 (403) 205-3845

NPI Holder:

Baytex Energy Trust
c/o Baytex Energy Ltd.
2200, 205 – 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Attention:                      President
Fax:                                 (403) 205-3845

12.4	Change of Address

A Party may change its address or telecopy number for notices hereunder by notice to the other Parties.

ARTICLE 13
MISCELLANEOUS

13.1	Enurement

Subject to clause 9.1 this agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

13.2	Waivers in Writing

No waiver by any Party of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other Party unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

13.3	Time of Essence

Time is of the essence of this agreement.

13.4	No Partnership

Nothing herein shall be construed as creating a partnership and no Party shall have any partnership rights or liabilities hereunder or in connection herewith.

13.5	Severability

The terms and provisions of this agreement are severable.  In the event of the unenforceability or invalidity of any one or more of the terms or provisions of this agreement under applicable law, such unenforceability or invalidity shall not render any of other terms or provisions hereof unenforceable or invalid and the Parties agree that this agreement shall be construed as if such unenforceable or invalid term or provision was never contained herein.

13.6	Amendments

No amendment, alteration or variation of this agreement or any of its terms or provision shall be binding upon the Parties unless made in writing and signed by the duly authorized representatives of each of the Parties.

13.7	Amendment and Restatement

This amended and restated agreement replaces the Amended and Restated Net Profit Interests Agreement made effective as of September 2, 2003 between Baytex Energy Ltd., as Grantor, and Baytex Energy Trust, as the NPI Holder.

ARTICLE 14
CONCERNING THE TRUST

14.1	Acknowledgment

The Parties hereto acknowledge that Baytex Energy Ltd. is entering into this agreement in its capacity as administrator of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Baytex Energy Ltd. or any of the holders of Trust Units and that any recourse against the Trust, Baytex Energy Ltd. as administrator of the Trust, or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the "Trust Fund" (as defined in the Trust Indenture).

IN WITNESS WHEREOF, the Parties have caused this agreement to be executed this 2nd day of December, 2008 effective as of September 2, 2003.

BAYTEX ENERGY LTD. Per:(signed) "Raymond T. Chan" Per:(signed) "W. Derek Aylesworth"	BAYTEX ENERGY TRUST by its Administrator Baytex Energy Ltd. Per:(signed) "Raymond T. Chan" Per:(signed) " W. Derek Aylesworth"

(This is the execution page to the Amended and Restated Net Profit Interests Agreement executed December 2, 2008 effective as of the 2nd day of September, 2003 among Baytex Energy Ltd. and
Baytex Energy Trust)